EXHIBIT 21.1

SUBSIDIARIES OF COINMACH CORPORATION

     The following is a list of all subsidiaries of Coinmach Corporation and the state or other jurisdiction of organization or incorporation:

		Jurisdiction of
		Organization
Name of Entity	Ownership %	or Incorporation
Appliance Warehouse of America, Inc. (jointly-owned with Coinmach Service Corp.)	50%	Delaware
American Laundry Franchising Corp.	100%	Delaware
Super Laundry Equipment Corp.	100%	New York
Grand Wash & Dry Launderette, Inc.	100%	New York
Macquilados Automaticos, SA de CV	100%	Mexico
Automaticos, SA de CV	100%	Mexico